As filed with the U.S. Securities and Exchange Commission on October 11, 2005

Registration No.  333-116278

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

DESARROLLADORA HOMEX, S.A. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

Homex Development Corp.

(Translation of issuer’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004

Telephone (212) 623-0636

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
Telephone: (212) 590-9200

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.	Michael A. Fitzgerald, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

It is proposed that this filing become effective under Rule 466

☒  immediately upon filing

☐  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing six common shares of Desarrolladora Homex, S.A. de C.V.	N/A	N/A	N/A	N/A

(1)                                  Each unit represents one American Depositary Share.

(2)                                  Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No. 1 to the Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)

Statement that Desarrolladora Homex, S.A. de C.V. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly, files certain reports with the Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)                    Deposit Agreement. Form of Deposit Agreement among Desarrolladora Homex, S.A. de C.V. (the “Company”), JPMorgan Chase Bank, N.A. (fka JPMorgan Chase Bank), as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”).  Previously filed as Exhibit (a) to Registration Statement on Form F-6 (333-116278) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(a)(2)                    Amendment No. 1 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement, including the form of ADR, is filed herewith as Exhibit (a)(2).

(b)                                 Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not applicable.

(c)                                  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  Not applicable.

(d)                                 Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered.  Previously filed as Exhibit (d) to Registration Statement No. 333-116278 filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(e)                                  Certification under Rule 466.  Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)   The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)   If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 11, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, DESARROLLADORA HOMEX, S.A. DE C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in of Culiacán, Sinaloa, Mexico, on September 29, 2005.

DESARROLLADORA HOMEX, S.A. DE C.V.

By:	/s/ Roberto Carillo Herrera
Name:	Roberto Carrillo Herrera
Title:	Chief Financial Officer

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature		Position	Date

By:	/s/ Gerardo Nicolás Gutiérrez	President and Chief Executive	September 29, 2005
Gerardo de Nicolás Gutiérrez		Officer (Principal Executive
Officer); Director

By:	/s/ Roberto Carrillo Herrera	Chief Financial Officer	September 29, 2005
Roberto Carrillo Herrera		(Principal Financial and Accounting Officer)

By:	/s/ Eustaquio de Nicolás Gutiérrez	Chairman of the Board of	September 29, 2005
Eustaquio de Nicolás Gutiérrez		Directors; Director

By:	/s/ Gary R. Garrabrant	Vice Chairman of the Board of	September 29, 2005
Gary R. Garrabrant		Directors; Director

By:	/s/ José Ignacio de Nicolás Gutiérrez	Director	September 29, 2005
José Ignacio de Nicolás Gutiérrez

By:		Director	September , 2005
Luis Alberto Harvey McKissack

By:	/s/ Mathew M. Zell	Director	September 29, 2005
Matthew M. Zell

By:	/s/ Z. Jamie Behar	Director	September 29, 2005
Z. Jamie Behar

By:	/s/ Wilfrido Castillo Sánchez-Mejorada	Director	September 29, 2005
Wilfrido Castillo Sánchez-Mejorada

By:	/s/ Edward Lowenthal	Director	September 29, 2005
Edward Lowenthal

By:	/s/ Carlos Romano y Micha	Director	September 29, 2005
Carlos Romano y Micha

By:	/s/ Gary R. Garrabrant	Authorized Representative in the	September 29, 2005
Gary R. Garrabrant		United States

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment No. 1 to Deposit Agreement

(e)	Rule 466 Certification